UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-41666

CASI PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road Chaoyang District

Beijing, 100025

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Supplemental Submission pursuant to Item 16I(a) of Form 20-F

CASI Pharmaceuticals, Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F.

On April 21, 2022, the Company’s predecessor, CASI Pharmaceuticals, Inc. (a Delaware corporation, “CASI DE”), was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the Holding Foreign Companies Accountable Act. CASI DE filed an annual report on Form 10-K for the year ended December 31, 2021 with the SEC on March 28, 2022, containing an audit report issued by KPMG Huazhen LLP, a registered public accounting firm retained by CASI DE, for the preparation of the audit report on CASI DE’s financial statements included therein. KPMG Huazhen LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) had determined that it was unable to inspect or investigate completely registered public accounting firms that were headquartered there. The PCAOB subsequently vacated this determination in December 2022.

In May 2022, CASI DE completed a reverse stock split (the “Reverse Stock Split”). In March 2023, CASI DE completed a redomicile merger to Cayman Islands, with the Company as the surviving company and successor issuer (the “Redomicile Merger”).

In response to Item 16I(a) of Form 20-F, based on the following information, the Company believes it is not owned or controlled by a governmental entity in China.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, no shareholder beneficially owned 5% or more of the Company’s outstanding ordinary shares as of April 21, 2023, other than Dr. He and his affiliated entities, Panacea and affiliated entities, Sparkle Byte Limited, IDG-Accel and affiliated entities and Wealth Strategy Holding Ltd.

•	Emerging Technology Partners, LLC (“ETP”), a Delaware limited liability company, is the general partner of ETP Global Fund L.P. (“ETP Global”), a Delaware limited partnership. ETP also is the general partner of ETP BioHealth III Fund, L.P. (“ETP BioHealth”), a Delaware limited partnership. Dr. Wei-Wu He, the Company’s chairman of the board of directors and CEO, is founder and managing partner of each of ETP and ETP Global. As reported in a Schedule 13D/A jointly filed by Dr. He, ETP, ETP Global, ETP BioHealth and Huiying Memorial Foundation on April 18, 2023, and based on the Company’s register of members, Dr. He beneficially owns 2,837,891 ordinary shares of the Company as of April 14, 2023, including: (i) 644,551 ordinary shares held by Dr. He, (ii) 44,107 ordinary shares directly held by ETP, (iii) 753,234 ordinary shares beneficially held by ETP Global, (iv) 300,000 ordinary shares beneficially held by ETP BioHealth, and (v) 1,045,999 ordinary shares issuable to Dr. He upon the exercise of stock options within 60 days hereof as of April 14, 2023. In addition, Huiying Memorial Foundation, a 501(c)(3) private family foundation, beneficially owns 50,000 ordinary shares as of April 14, 2023. Dr. He is a member of the board of trustees and an officer of the Huiying Memorial Foundation, but Dr. He does not participate in the investment decisions of the Foundation with respect to the Company’s ordinary shares and disclaims beneficial ownership of the Company’s ordinary shares held by Huiying Memorial Foundation. To the Company’s knowledge, none of the entities above is owned or controlled by a governmental entity of China. Based on the total outstanding shares of the Company as of April 21, 2023 and assuming that Dr. He’s shareholding had not changed since April 14, 2023, Dr. He beneficially owned 19.75% of the Company’s total issued and outstanding ordinary shares as of April 21, 2023.

•	Panacea Innovation Limited, a company incorporated in Cayman Islands, is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd., a company incorporated in Cayman Islands, which is the general partner of Panacea Venture Healthcare Fund II, L.P, a partnership organized under the laws of Cayman Islands. To the Company’s knowledge, none of the Panacea and affiliated entities above is owned or controlled by a governmental entity of China. As reported in a Schedule 13G filed by the abovementioned entities on April 10, 2023 and the Company’s register of members, Panacea Venture Healthcare Fund II, L.P. is the record owner of 1,230,000 ordinary shares as of March 29, 2023. Based on the total outstanding shares of the Company as of April 21, 2023 and assuming that Panacea Venture Healthcare Fund II, L.P.’s shareholding had not changed since March 29, 2023, Panacea Venture Healthcare Fund II, L.P. owned 9.23% of the Company’s total issued and outstanding shares as of April 21, 2023.

•	Sparkle Byte Limited is a company incorporated in the British Virgin Islands, and, to the Company’s knowledge, Sparkle Byte Limited is not owned or controlled by a governmental entity of China. Based on a Schedule 13D Amendment filed with the SEC on November 14, 2018 and the Company’s register of members, Sparkle Byte Limited is the record owner of 1,019,851 ordinary shares as of November 13, 2018. Based on the total outstanding shares of the Company as of April 21, 2023 and assuming that Sparkle Byte Limited’s shareholding had not changed since November 13, 2018 (other than those caused by the Reverse Stock Split and the Redomicile Merger), Sparkle Byte Limited owned 7.66% of the Company’s total issued and outstanding shares as of April 21, 2023.

•	Wealth Strategy Holding Ltd is a company incorporated in Hong Kong, and, to the Company’s knowledge, Wealth Strategy Holding Ltd is not owned or controlled by a governmental entity of China. As reported in a Schedule 13G Amendment filed by Wealth Strategy Holding Ltd on February 19, 2020, and based on the Company’s register of members, Wealth Strategy Holding Ltd beneficially owned 945,825 ordinary shares of the Company as of December 30, 2019. Based on the total outstanding shares of the Company as of April 21, 2023 and assuming that Wealth Strategy Holding’s shareholding had not changed since December 30, 2019 (other than those caused by the Reverse Stock Split, the Redomicile Merger and the expiration of certain warrants for the purchase of the Company’s ordinary shares), Wealth Strategy Holding Ltd beneficially owned 6.82% of the Company’s total issued and outstanding shares as of April 21, 2023.

•	Based on a Schedule 13D Amendment filed on February 21, 2023 and the Company’s register of members, the following persons have sole voting and dispositive power and shared voting and dispositive power over 1,053,638 ordinary shares of the Company as of June 1, 2022: (i) IDG-Accel China Growth Fund III L.P., an exempted Cayman Islands limited partnership (“IDG-Accel Growth”), (ii) IDG-Accel China III Investors L.P., an exempted Cayman Islands limited partnership (“IDG-Accel Investors”), (iii) IDG-Accel China Growth Fund III Associates L.P., an exempted Cayman Islands limited partnership and the sole general partner of IDG-Accel Growth (“IDG-Accel Associates”), (iv) IDG-Accel China Growth Fund GP III Associates, Ltd., an exempted Cayman Islands limited company (“IDG-Accel GP,” and collectively with IDG-Accel Growth, IDG-Accel Investors and IDG-Accel Associates, “IDG-Accel”), and the sole general partner of each of IDG-Accel Investors and IDG-Accel Associates, (v) Chi Sing Ho, an individual, and director and shareholder of IDG-Accel GP, and (vi) Quan Zhou, an individual, director and shareholder of IDG-Accel GP. Based on the total outstanding shares of the Company as of April 21, 2023 and assuming that IDG-Accel and affiliated entities’ shareholding had not changed since June 1, 2022 (other than those caused by the Redomicile Merger and the expiration of certain warrants for the purchase of the Company’s ordinary shares), IDG-Accel and affiliated entities owned 6.41% of the Company’s total issued and outstanding shares as of April 21, 2023. To the Company’s knowledge, none of the IDG-Accel entities above is owned or controlled by a governmental entity of China.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 26, 2023, for more details.

In addition, the Company is not aware of any governmental entity in China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASI PHARMACEUTICALS, INC.

	By:	/s/ Wei (Larry) Zhang
	Name:	Wei (Larry) Zhang
	Title:	President

Date: April 26, 2023